UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 30, 2011

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

29  September 2011

Novo Nordisk files for regulatory approval of the ultra-long-acting insulins Degludec and DegludecPlus in the US

Novo Nordisk  today  announced the submission to the US Food  and  Drug Administration  of  two  new  drug  applications  for  the approval  of  ultra-long- acting insulin  Degludec and  the  insulin  combination  analogue DegludecPlus, respectively.  This new generation of insulins  has  been  developed  for  the treatment  of  people with type 1 and  type 2 diabetes.

“We are very  excited about  being  able to file for  the approval  of  Degludec and DegludecPlus  now  also in  the US,”  said  Mads Krogsgaard  Thomsen,  executive vice president  and  chief  science officer of Novo Nordisk.  “This  is  another significant  milestone for Novo Nordisk  and  for  the millions of people with diabetes who require  insulin.”

As for  the European  applications submitted on 26  September 2011,  the US filings are based  on  results  from  the BEGIN™ and  BOOST™ clinical  trial programmes which  involved nearly 10,000  type 1 and  type 2 diabetes patients. Data  from  the trials have shown  Degludec to effectively lower  blood  glucose levels,  while consistently  demonstrating  a  significantly lower  rate of hypoglycaemia  relative to insulin  glargine,  especially  during the  night.  The trials also showed  that  Degludec can  be administered once daily  at  any  time of the day  with  the possibility  to  change injection  time  from  day  to  day  according  to the needs of the individual  patient, without compromising  glycaemic control  or safety.

Novo Nordisk  intends  to  make both  insulins available  in  the FlexTouch ®  prefilled delivery device,  the first insulin pen  that  can deliver up to  160 insulin  units  in  a single  injection.  The FlexTouch ®  device was first  approved  in  Europe earlier this year  and  the technology  has been  used  in  the US with  other Novo Nordisk products  since 2010.

Company Announcement no 61 / 2011				Page 1 of 3

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

About Degludec  and  DegludecPlus

Degludec  (insulin degludec)  is an  ultra-long-acting  basal  insulin  analogue discovered  and  developed  by  Novo Nordisk.  It forms multi-hexamers upon subcutaneous injection,  resulting  in  a  soluble depot  from  which  Degludec  is slowly  and continuously absorbed  into the circulation,  contributing  to effective lowering  of  fasting  glucose and minimal  blood  glucose variations.

DegludecPlus (insulin degludec/insulin aspart)  contains  the ultra-long- acting basal  insulin Degludec  in  a  formulation with  a  bolus  boost  of  insulin aspart.  DegludecPlus  is the first  and  only  soluble  insulin  combination of ultra- long-acting insulin  degludec and the most prescribed  rapid acting  insulin, NovoRapid ®, providing  both  fasting  and post-prandial  glucose  control.

BEGIN™ and  BOOST™ programmes

Novo Nordisk  completed  the phase 3a  programmes,  BEGIN™ and  BOOST™  in

2010. The results  from  these studies  comprise the majority  of  the data supporting the regulatory  applications for  Degludec and  DegludecPlus, respectively.  BEGIN™ and  BOOST™ were the  largest clinical  trial  programmes in  the history  of  Novo Nordisk  and  in  the field of insulin  therapy, with nearly 10,000  type  1  and  type 2 diabetes patients. The programmes were designed after  consultancy  with the regulatory agencies in  the USA and  Europe.

Novo  Nordisk  is  a  global  healthcare  company  with  88  years  of  innovation  and  leadership  in diabetes  care.  The  company  also has  leading  positions  within  haemophilia  care,  growth  hormone therapy  and  hormone  replacement  therapy.  Headquartered  in  Denmark,  Novo  Nordisk  employs approximately  32,000  employees  in  74  countries,  and  markets  its  products  in  179  countries.

Novo Nordisk’s B shares  are  listed  on  NASDAQ  OMX  Copenhagen  (Novo-B).  Its  ADRs  are  listed  on the  New  York  Stock  Exchange  (NVO).  For  more  information,  visit    novonordisk.com.

Company Announcement no 61 / 2011				Page 2 of 3

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Further information:

Media:	Investors:

Katrine Sperling	Klaus Bülow Davidsen
Tel: (+45) 4442 6718	Tel: (+45) 4442 3176
krsp@novonordisk.com	klda@novonordisk.com

Frank Daniel Mersebach
Tel: (+45) 4442 0604
fdni@novonordisk.com

Lars Borup Jacobsen
Tel: (+45) 3075 3479
lbpj@novonordisk.com

In North America:
Ambre Morley	Jannick Lindegaard
Tel: (+1) 609 216 5240	Tel: (+1) 609 786 4575
ambo@novonordisk.com	jlis@novonordisk.com

Company Announcement no 61 / 2011				Page 3 of 3

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: September 30, 2011	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer